UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant's name into English)

Claude Dornier Stralle 1
Bldg. 335, 82234
Wessling, Germany
Telephone: +49 160 9704 6857
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On May 15, 2023, Lilium N.V. (the “Company”) closed its previously announced capital raise with Aceville Pte. Limited (the “Investor”), an affiliate of Tencent Holdings Limited (“Tencent”), pursuant to the Securities Purchase Agreement entered into on May 1, 2023 between the Company and the Investor. At the Closing, the Company entered into a Warrant Agreement, dated as of May 15, 2023, with Continental Stock Transfer & Trust Company acting as warrant agent, issued 184,210,526 warrants to purchase Class A ordinary shares of the Company, nominal value €0.12 per share, exercisable at $1.00 per share and otherwise on the terms previously announced, to the Investor, and the Investor pre-funded $100,000,000 of the exercise price in cash to the Company. The Investor has committed to pre-fund an additional $75,000,000 of the exercise price contingent on the Company raising $75,000,000 of equity, debt or grants from third parties. A copy of the Warrant Agreement and the form of warrant are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference.

Incorporation by Reference

The contents of this Report on Form 6-K, including all of the Exhibits hereto, are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on February 3, 2023 (File No. 333-269568), November 25, 2022 (Registration No. 333-268562), October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No. 1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, our ability to raise additional third-party investments and meet the conditions to the additional pre-payment of the Warrants, the use of proceeds of the capital raise described herein and future commercial and operational achievements. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include those discussed in Lilium’s filings with the SEC, including in the section titled “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Warrant
10.1	Warrant Agreement dated as of May 15, 2023